Algonquin Power & Utilities Corp. Declares Second Quarter 2016 Preferred Share Dividends

Oakville, Ontario - May 12, 2016, - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN, AQN.PR.A, AQN.PR.D, AQN.IR) announced today that the Board of Directors of APUC (the “Board”) has declared the following preferred share dividends:

1.
Cdn $0.28125 per Preferred Share, Series A, payable in cash on June 30 to Preferred Share, Series A holders of record on June 15, 2016 for the period from March 31, 2016 to, but excluding, June 30, 2016.

2.
Cdn $0.3125 per Preferred Share, Series D, payable in cash on June 30, 2016 to Preferred Share, Series D holders of record on June 15, 2016 for the period from March 31, 2016 to, but excluding, June 30, 2016.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its Series A Preferred Shareholders and its Series D Preferred Shareholders that such dividends declared qualify as eligible dividends.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $5.0 billion North American diversified generation, transmission and distribution utility. The Distribution Group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The Generation Group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, ON L6J 2X1
Telephone: (905) 465-6770